Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

VIA EDGAR

December 2, 2025

Ms. Cheryl Brown

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Shengfeng Development Limited
Registration Statement on Form F-3 (Registration No. 333-291051)
Request for Acceleration of Effectiveness

Dear Ms. Cheryl Brown:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Shengfeng Development Limited (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on December 4, 2025, or as soon as practicable thereafter.

Please contact Charlotte Westfall, of The Crone Law Group, P.C., counsel to the Company, at cwestfall@cronelawgroup.com or by telephone at (646) 861-7891, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

Shengfeng Development Limited

By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, Director, President and Chairman

cc.	Charlotte Westfall, The Crone Law Group, P.C.